UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-35530	Commission file number: 001-39355

BROOKFIELD RENEWABLE PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD RENEWABLE CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Exhibit 1.1 included in this Form 6-K is incorporated by reference into Brookfield Renewable Partners L.P.’s registration statement on Form F-3ASR (File No. 333-255119) and Exhibit 1.2 included in this Form 6-K is incorporated by reference into the registrants’ joint registration statement on Form F-3 (File Nos. 333-258728 and 333-258728-01).

EXHIBIT LIST

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit

1.1	Underwriting Agreement, dated June 13, 2023, between the underwriters named therein and Brookfield Renewable Partners L.P.
1.2	Underwriting Agreement, dated June 13, 2023, among the underwriters named therein, Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: June 14, 2023	By:	/s/ James Bodi
		Name:	James Bodi
		Title:	Vice President

BROOKFIELD RENEWABLE CORPORATION

Date: June 14, 2023	By:	/s/ Jennifer Mazin
		Name:	Jennifer Mazin
		Title:	General Counsel and Corporate Secretary